UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

EMCORE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

290846203

(CUSIP Number)

Becker Drapkin Management, L.P.

Attn: Steven R. Becker

Attn: Matthew A. Drapkin

500 Crescent Court

Suite 230

Dallas, Texas 75201

(214) 756-6016

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 290846203

1	Name of reporting person / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Management, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 598,083
	8	Shared voting power 1,715,411
	9	Sole dispositive power 598,083
	10	Shared dispositive power 1,715,411
11	Aggregate amount beneficially owned by each reporting person 2,313,494
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.0%
14	Type of reporting person (see instructions) IA, PN

CUSIP No. 290846203

1	Name of reporting person / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Partners (QP), L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,503,574
	8	Shared voting power 0
	9	Sole dispositive power 1,503,574
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,503,574
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.9%
14	Type of reporting person (see instructions) PN

CUSIP No. 290846203

1	Name of reporting person / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Becker Drapkin Partners, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 211,837
	8	Shared voting power 0
	9	Sole dispositive power 211,837
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 211,837
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.8%
14	Type of reporting person (see instructions) PN

CUSIP No. 290846203

1	Name of reporting person / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BC Advisors, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,313,494
	9	Sole dispositive power 0
	10	Shared dispositive power 2,313,494
11	Aggregate amount beneficially owned by each reporting person 2,313,494
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.0%
14	Type of reporting person (see instructions) IA, OO

CUSIP No. 290846203

1	Name of reporting person / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven R. Becker
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,313,494
	9	Sole dispositive power 0
	10	Shared dispositive power 2,313,494
11	Aggregate amount beneficially owned by each reporting person 2,313,494
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.0%
14	Type of reporting person (see instructions) IN

CUSIP No. 290846203

1	Name of reporting person / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew A. Drapkin
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,313,494
	9	Sole dispositive power 0
	10	Shared dispositive power 2,313,494
11	Aggregate amount beneficially owned by each reporting person 2,313,494
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.0%
14	Type of reporting person (see instructions) IN

This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 15, 2013 (the “Original Schedule 13D”), Amendment No. 1 thereto, filed with the SEC on October 29, 2013, Amendment No. 2 thereto, filed with the SEC on December 4, 2013, Amendment No. 3 thereto, filed with the SEC on December 6, 2013, and Amendment No. 4 thereto, filed with the SEC on September 18, 2014, with respect to the shares of common stock, no par value (the “Common Stock”), of EMCORE Corporation, a New Jersey corporation (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented to add the following information for updating as of the date hereof:

The Reporting Persons expended an aggregate amount equal to $10,894,371 (including commissions) to purchase 2,313,494 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 2,313,494 shares of Common Stock. Based upon a total of 25,563,888 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2015, the Reporting Persons’ shares represent approximately 9.050% of the outstanding shares of Common Stock.

Becker Drapkin QP owns 1,503,574 shares of Common Stock (the “Becker Drapkin QP Shares”), which represent approximately 5.882% of the outstanding shares of Common Stock.

Becker Drapkin, L.P. owns 211,837 shares of Common Stock (the “Becker Drapkin, L.P. Shares”), which represent approximately 0.829% of the outstanding shares of Common Stock.

The Becker Drapkin QP Shares and Becker Drapkin, L.P. Shares are collectively referred to herein as the “Becker Drapkin Funds Shares”.

Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin QP Shares. Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin, L.P. Shares.

Becker Drapkin, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin, L.P. Shares. Becker Drapkin, L.P. disclaims the beneficial ownership of the Becker Drapkin QP Shares.

As general partner of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares. BD Management in its capacity as investment manager for the Managed Account has the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) 598,083 shares held by the Managed Account (the “Managed Account Shares”), which represent approximately 2.340% of the outstanding shares of Common Stock. BD Management disclaims beneficial ownership of the Becker Drapkin Funds Shares.

The Becker Drapkin Funds disclaim beneficial ownership of the Managed Account Shares.

As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA. Mr. Becker and Mr. Drapkin each disclaim beneficial ownership of any shares of Common Stock beneficially owned by BCA.

As of the date hereof, no Reporting Persons owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock in the past 60 days are set forth in the chart below. On June 19, 2015, the Issuer accepted for purchase shares of common stock tendered by the Reporting Persons and purchased such shares in accordance with the terms of the Issuer’s Offer to Purchase shares of common stock made on June 19, 2015 (the “Offer”). In the chart below, all transactions marked as “Tender Offer” were tendered in connection with the expiration of the Offer and all transactions marked as “Open Market” were made in brokered transactions on the open market.

Name of Reporting Person	Trade Date	Purchased (Sold)	Price / Share	Type of Transaction

Becker Drapkin QP	6/22/2015	(325,398)	$6.5500	Tender Offer

Becker Drapkin, L.P.	6/22/2015	(45,844)	$6.5500	Tender Offer

Managed Account	6/22/2015	(129,345)	$6.5500	Tender Offer

Becker Drapkin QP	8/10/2015	(172,512)	$7.3960	Open Market

Becker Drapkin, L.P.	8/10/2015	(24,302)	$7.3960	Open Market

Managed Account	8/10/2015	(68,620)	$7.3960	Open Market

Becker Drapkin QP	8/11/2015	(13,973)	$7.3270	Open Market

Becker Drapkin, L.P.	8/11/2015	(1,969)	$7.3270	Open Market

Managed Account	8/11/2015	(5,558)	$7.3270	Open Market

Becker Drapkin QP	8/12/2015	(62,392)	$7.3191	Open Market

Becker Drapkin, L.P.	8/12/2015	(8,790)	$7.3191	Open Market

Managed Account	8/12/2015	(24,818)	$7.3191	Open Market

(d) No person other than the Reporting Persons, and the Managed Account with respect to the Managed Account Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common Stock set forth above.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Power of Attorney, dated July 28, 2014, signed by Steven R. Becker

Exhibit 99.2	Power of Attorney, dated July 28, 2014, signed by Matthew A. Drapkin

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2015

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

By:	BC Advisors, LLC, its general partner

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

By:	BC Advisors, LLC, its general partner

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact